Exhibit 99.1

Hepsiburada to Announce First Quarter 2024 Results on June 13, 2024

ISTANBUL, May 30, 2024 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, will report its unaudited financial results for the first quarter ending March 31, 2024 before the U.S. market opens on Thursday, June 13, 2024.

Conference Call and Webcast Details

Hepsiburada’s management will host an analyst and investor conference call and live webcast to discuss its financial results at 16.00 İstanbul / 14.00 London / 9.00 a.m. New York time on Thursday, June 13, 2024.

Live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada240613.html.

A replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com following the call.

Hepsiburada’s results presentation will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com on June 13, 2024.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 63 million members with approximately 230 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with over 101 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported over 50.5 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com